Exhibit 5.1

Weil, Gotshal & Manges LLP 767 FIFTH AVENUE NEW YORK, NY 10153-0119 (212) 310-8000 FAX: (212) 310-8007	AUSTIN BOSTON BEIJING BUDAPEST DALLAS FRANKFURT HONG KONG HOUSTON LONDON MIAMI MUNICH PARIS PRAGUE PROVIDENCE SHANGHAI SILICON VALLEY WARSAW WASHINGTON, D.C.

September 26, 2008

L-1 Identity Solutions, Inc.

177 Broad Street

Stamford, CT 06901

Ladies and Gentlemen:

We have acted as counsel to L-1 Identity Solutions, Inc., a Delaware corporation (the “Company”), in connection with the Company’s filing with the Securities and Exchange Commission of a Registration Statement on Form S-3 (as amended, the “Registration Statement”) under the Securities Act of 1933, as amended, relating to the sale by the holders thereof of an aggregate of 378,400 shares of common stock, par value $0.001, of the Company (the “Common Stock”). The Company will issue the Common Stock upon the exercise of a warrant dated June 9, 2004, to purchase shares of our Common Stock (the “Warrant”). The Warrant was issued to the holders thereof pursuant to that certain Asset Purchase Agreement, dated as of March 4, 2004 by and among Identix Incorporated (“Identix”), Delean Vision Worldwide, Inc., Bruno Delean and Nicholas Vandenberghe (“Asset Purchase Agreement”). Pursuant to the Agreement and Plan of Reorganization, dated January 11, 2006, among Viisage Technology Inc. (“Viisage”), the Company’s predecessor company, VIDS Acquisition Corp. and Identix, Viisage assumed the obligations to issue shares of its common stock upon exercise of the Warrant, subject to an exchange ratio of 0.473 shares of Viisage common stock per share of Identix common stock, resulting in an aggregate amount of up to 378,400 shares of Viisage common stock. Concurrent with the Company’s holding company reorganization on May 16, 2007, it assumed the obligations of Viisage under the Warrant and agreed to issue up to 378,400 shares of its common stock upon exercise of the Warrant. The Registration Statement is filed pursuant to the terms and conditions of the Asset Purchase Agreement.

In so acting, we have examined originals or copies (certified or otherwise identified to our satisfaction) of (i) the Amended and Restated Certificate of Incorporation of the Company; (ii) the By-Laws of the Company; (iii) the Registration Statement, (iv) the Asset Purchase Agreement; and (v) such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives, as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to these opinions that have not been independently established, we have relied upon a certificate or comparable document of officers and representatives of the Company.

Based on the foregoing, and subject to the qualifications stated herein, we are of the opinion that the 378,400 shares of Common Stock being registered pursuant to the Asset Purchase Agreement have been duly authorized and, when issued as contemplated by the Warrant, will be validly issued, fully paid and non-assessable.

The opinions expressed herein are limited to the corporate laws of the State of Delaware, and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.

We hereby consent to the use of this letter as an exhibit to the Registration Statement and to any and all references to our firm in the Registration Statement.

Very truly yours,

/s/ Weil, Gotshal & Manges LLP